Exhibit 10.1

February 29, 2024

The Odyssey SAS (dba BeOp)

6 rue du Général Clergerie

Paris, France (75116)

Attn: Louis Prunel

Re: Binding Letter of Intent

Dear Louis:

We are pleased to present this binding Letter of Intent (the “LOI”) that describes the mutual understanding and intent of Collective Audience, Inc. a Delaware corporation (“CAUD”) to acquire The Odyssey SAS (dba BeOp), a company organized under the laws of France (the “Company”) from the shareholders of the Company (the “Company Shareholders”) in a transaction currently contemplated to be structured as an equity acquisition by shares purchase or merger (the “Acquisition”).

The Acquisition would be consummated pursuant to a formal purchase or merger agreement to be entered into between CAUD, Company and the Company Shareholders (the “Definitive Agreement).

1.	Transaction Structure. At the closing of the Acquisition (the “Closing”) CAUD will purchase or otherwise become the holder of all of the outstanding shares of the Company, free and clear of any liens, charges, restrictions or encumbrances thereon, with the understanding that all outstanding warrants, options and convertible securities of the Company would be converted into capital stock of the Company or cancelled immediately prior to the Closing.

2.	Transaction Consideration. The proposed transaction consideration of all the outstanding shares of the Company (the “Transaction Consideration”) will consist of the sum of €2,000,000 (minus the amount of any outstanding unpaid debt or payables owed by the Company at Closing pursuant to Article L. 622-17 of the French Commercial Code in excess of the Restructured Debt), worth of the common stock of CAUD priced on the twenty (20) trading day volume weighted average price immediately prior to the Closing (the “Closing Shares”). It is anticipated that the Closing Shares will become Rule 144 eligible in November, 2024 at which time the Company agrees to direct company counsel to issue a legal opinion covering the Closing Shares which would allow the Company Shareholders to deposit such shares with their brokers for sale at such time.

3.	Stock Holdback; Indemnification.

(a)	At Closing, €400,000 of the Transaction Consideration in CAUD common stock (“Holdback Amount”) will be withheld by CAUD from the stock consideration otherwise payable to the Company Shareholders and held for a period of twelve (12) months following the Closing as security for any indemnification claims made by the CAUD under the Definitive Agreement. The Company Shareholders will individually (sans solidarité entre eux) indemnify the CAUD for breaches of the Company and the Company Shareholders’ representations, warranties and covenants set forth in the Definitive Agreement.

(b)	The Company Shareholders’ maximum individual aggregate liability for claims for indemnification arising out of breaches of general representations and warranties will be limited to CAUD common stock equal to its portion of the Holdback Amount, the value of which will be determined based on the twenty (20) trading day volume weighted average price of the time of issuance of such shares. The Company Shareholders’ maximum individual aggregate liability for claims for indemnification arising out of breaches of covenants or fundamental representations and warranties will be an amount equal to the value of its portion of the Closing Shares of CAUD common stock and, to the extent issued or issuable, any Earn-Out Shares (as defined below) of CAUD common stock, in each case based on the twenty (20) trading day weighted average price at the time of issuance of such shares or the time such shares become issuable. All claims for indemnification for breaches of general representations will be subject to a basket equal to $20,000, provided, however, that if indemnification claims exceed the basket, then the indemnification payments will be from dollar one. For the sake of clarity, the foregoing limitations will not apply to claims arising out of fraud (as defined by French law).

4.	Earnout. In the event that the Company achieves its currently forecasted gross revenue and EBITDA for 2024 and 2025, the Company Shareholders would be entitled to receive additional shares of common stock of CAUD, the number of which will be equal to €200,000 worth of the Company’s common stock based on a twenty (20) trading day weighted average price as of December 31, 2025 (the “Earn-Out Shares”). For the avoidance of doubt, sales realized by the Company’s sales representative under the Interim License Agreement will count towards the Earnout. In addition, license fees paid by CAUD towards the Interim License Agreement will correspondingly offset against the Earn-Out Shares.

5.	Working Capital Escrow. In order to meet the Company’s working capital requirements as incurred in the ordinary course of business following the Closing, CAUD undertake to contribute to an escrow account upon execution of this LOI (at the direction of the Commercial Court of Paris) €350,000 (the “Escrow Proceeds”) which shall be released to the Company upon completion of a successful closing to be used by the Company following the Closing for working capital purposes. In the event that the Closing is not consummated, the Escrow Proceeds will be returned to CAUD.

6.	Debt restructuring. The Acquisition is conditioned upon a complete restructuring of the Company’s existing debt, to be implemented as soon as possible by way of appropriate insolvency proceedings in the courts of France. Such a restructuring plan will be subject to the approval by CAUD before being submitted to the approval of the Company’s creditors. The amount in principal (regardless of the interests) to be restructured shall not, without the prior approval of CAUD, exceed €2,000,000 in total (the “Restructured Debt”).

7.	Employment and Non-Competition Agreements.

(a)	Employment Agreements. In connection with the Closing, key executives of the Company will, as the case may be, each enter into an Employment Agreement with Company, pursuant to which they will serve in their respective operating roles (the “Employment Agreements”). Prior to the Closing, the salaries will be kept at their current levels. The terms and provisions of the Employment Agreements, and the salary, benefits and employee stock options, between Company and key employees of Company will be negotiated by CAUD, Company and the concerned key employees prior to execution of the Definitive Agreement.

(b)	Non-Competition Agreement. In connection with the Closing certain parties to be identified will execute and deliver to the CAUD a comprehensive three (3) year Non-Competition agreement in a form to be provided by CAUD prior to the execution of the Definitive Agreement (the “Non-Competition Agreements”).

8.	Interim License and Joint Venture Agreement. Company and CAUD agree that, in the interim period between the execution of this LOI and the Closing, Company hereby grants an exclusive license to CAUD and the parties agree to a joint venture to commercialize the Company’s technology in North America. CAUD agrees to contribute (i) €50,000 per month over the next 3 months to the Company (commencing on March 1, 2024) (ii) in exchange for all North America revenue generated by such commercialization being earned by CAUD (except for the sales realized by the Company’s sales representative) (the “Interim License Agreement”). Upon Closing, the Interim License Agreement will terminate as CAUD will have acquired the Company. In the event that the Closing does not occur within (90) days after the opening of the insolvency proceedings, the Company’s Interim License Agreement will terminate automatically.

9.	Closing Conditions. The Definitive Agreement will provide for the following closing conditions:

(a)	Approval by the Commercial Court of Paris of a Company’s debt restructuring plan satisfactory to the Company and CAUD;

(b)	Approval of the Definitive Agreement by the respective boards of directors of the Company and CAUD;

(c)	The vote of all stockholders of record in a duly noticed and appropriately authorized shareholders meeting of Company and each of its associated companies approving the Definitive Agreement;

(d)	Confirmation that the representations and warranties of the Company are true and accurate in all respects;

(e)	The execution of the Employment Agreements and the Non-Competition Agreements by the Company’s shareholders and executives, as applicable.

(f)	other customary closing conditions:

(i)	absence of material pending or threatened litigation, claims, investigations or other matters affecting the Company or the Acquisition that would prevent the Commercial Court of Paris from approving the restructuring plan;

(ii)	no material adverse change to the business or assets of the Company; and

(iii)	the obtaining prior to Closing of all consents and approvals, governments, private or otherwise, or waivers of such consents and approvals, which may be necessary to permit the Company to consummate the Acquisition.

10.	Closing Date. The Closing will take place the first day following the date on which the Company’s debt restructuring plan (satisfactory to the Company and CAUD) will be approved by the Commercial Court of Paris.

11.	Conduct of Business Prior to Closing. From and after the date this LOI is executed until the Closing or the earlier termination of the understandings contained herein, the Company will conduct its business only in the ordinary course, without any (i) approval, commitment or payment of extraordinary bonuses or salary increases, (ii) any assumption, creation or incurrence of any debt, encumbrances, capital leases or other obligations of an extraordinary nature, (iv) any assumption, endorsement or guaranty of a third party obligation, (v) any material change in business practices or accounting methods, (vi) issuance of equity securities except for stock options to employees in the ordinary course of business, in each case without the express written consent of CAUD, which will not be unreasonably withheld, and will operate and maintain the assets, properties and business of Company in substantially the same manner as operated and maintained on the date hereof.

12.	Negotiating with Others. From and after the date this LOI is executed until the Closing or the earlier termination of the understandings contained herein, neither Company nor any of the Company Shareholders, nor any of their respective representatives will, directly or indirectly, solicit, initiate discussions or engage in negotiations with, or distribute any information regarding Company to, any person (whether such discussions or negotiations are initiated by Company or otherwise) other than CAUD and its representatives, concerning any possible sale of all or part of Company (whether by way of public stock offering, merger, issuance or sale of capital stock or securities, or sale of assets). Company understands that such actions would cause material economic harm to CAUD.

13.	Information and Access. Company agrees to promptly provide to CAUD and its designees full access to any and all (a) lists and copies of all contracts, leases and other agreements and obligations of Company, together with such other information as may be reasonably required to assist CAUD in making an evaluation of the properties, assets, liabilities, business and prospects of Company, (b) personnel of Company as may be reasonably required to assist CAUD in evaluating this transaction, and (c) properties, books, files and records, including tax returns filed and those in preparation and audit work papers and other records of the accountants of Company and all other financial, technical and operating data in order that CAUD and its designees may have full opportunity to make such investigation and evaluation. CAUD agrees to promptly provide to the Company Shareholders and its designees, full access to any and all such information as may be reasonably required to assist the Company Shareholders in making an evaluation of the properties, assets, liabilities, business and prospects of CAUD.

14.	Confidentiality. CAUD shall keep confidential any information furnished to it by Company in the course of negotiations, except that CAUD may disclose such information to lenders or investors of CAUD or as may be available to CAUD from sources generally available to the public. In the event that a Definitive Agreement is not entered into for any reason or if the Closing does not take place thereafter, CAUD shall return to Company all documents, work papers and other materials submitted by Company to CAUD. If CAUD gives any confidential information concerning Company to a bank or source of financing, the same will be transmitted under circumstances that the receiving party is notified of its confidentiality.

15.	Notification of Certain Matters. Company and Company Shareholders will give prompt notice to CAUD in writing of (a) any actual or reasonably anticipated material change in the business that does or may have an adverse impact on the business or prospects of the business or (b) the occurrence of any event which might reasonably result in the failure of Company or the Company Shareholders to meet the terms and conditions outlined in this LOI. CAUD will give prompt notice to the Company in writing of the above concerning CAUD, subject to applicable law.

16.	Fees and Expenses. Each party will bear its own expenses incurred in connection with the negotiation and preparation of this LOI and the Definitive Agreement and the agreements contemplated thereby, including all fees and expenses of agents, representatives, counsels and accountants.

17.	Disclosure; Non-Public Information. Without the prior written consent of the other party, which consent shall not be unreasonably withheld, conditioned or delayed, the Company and CAUD will cause its directors, officers, shareholders, employees, agents, other representatives and affiliates not to, disclose to any person the fact that discussions or negotiations are taking place concerning the Acquisition, the status thereof, or the existence of this LOI and the terms thereof, unless in the opinion of such party in consultation without counsel disclosure is required to be made by applicable law, regulation or court order. Company acknowledges the CAUD’s securities are publicly traded and Company acknowledges and agrees that neither it nor any of its directors, officers, shareholders, employees, agents, other representatives and affiliates will trade in the CAUD’s securities based upon any material, non-public information between the date of execution of this LOI and until such information becomes public.

18.	Termination. The LOI will terminate upon the earlier of (i) the mutual written agreement of the parties hereto, (ii) the failure of the Closing to occur within 90 days of this date of this LOI.

19.	Governing Law and Venue; Relief. This LOI will be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts made and to be performed in Delaware. Each of the parties submits to the jurisdiction of any state or federal court sitting in New York, New York in any action or proceeding arising out of or relating to this LOI, agrees that all claims in respect of the action or proceeding may be heard and determined in any such court, and agrees not to bring any action or proceeding arising out of or relating to this LOI in any other court. Upon any breach of the provisions of this LOI, the parties agree that money damages would not be a sufficient remedy and CAUD will be entitled to equitable relief, including in the form of injunctions and orders for specific performance, in addition to all other remedies available at law or in equity.

20.	Definitive Agreement. The transfers of shares or other securities of the Company by the Company Shareholders in the Acquisition are intended to be separate and several sales, provided that the representations, warranties, covenants, agreements and other undertakings of the Company Shareholders set forth in the Definitive Agreement shall be made by the Company Shareholders on a joint and several basis. Counsel to CAUD will prepare the initial draft of the Definitive Agreement and it is anticipated that a final form of Definitive Agreement will be agreed upon by the Parties within 30 days of the date of this LOI.

The Definitive Agreement and any other acquisition documents (other than this LOI and the documents related to the issuance of shares of common stock of CAUD) shall be governed by, and construed in accordance with, the laws of France and to the exclusive jurisdiction of the international section of the Paris commercial court (tribunal de commerce de Paris).

The Definitive Agreements will contain customary representations, warranties, and covenants by CAUD with respect to capacity, due authority, non-contravention, non-bankruptcy, and compliance with anti-corruption and sanctions regulations.

21.	Modification. The LOI may only be amended, supplemented, or otherwise modified by a writing executed by CAUD and the Company.

22.	Counterparts. This LOI may be executed in one or more counterparts, each of which will be deemed to be an original copy of this LOI and all of which, when taken together, will be deemed to constitute one and the same agreement.

[The Remainder of this Page is Left Intentionally Blank]

Please indicate your acceptance of the foregoing by signing and returning to the undersigned the enclosed copy of this LOI. This offer will expire at 5:00 p.m. Pacific Time on March 4, 2024, unless earlier accepted. Upon receipt of an executed copy of this LOI, we intend to promptly commence our legal, accounting and other due diligence reviews of the transaction. We look forward to concluding this acquisition, and continuing to build the outstanding company you founded.

Very truly yours,

COLLECTIVE AUDIENCE, INC.

By:

Printed Name: Peter Bordes

Title: Chief Executive Officer

Accepted and agreed

THE ODYSSEY SAS (DBA BEOP)

By:

Printed Name: _________________

Title: _________________

Date: ________________